                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 67)

                           Santa Fe Gaming Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    80190410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Paul W. Lowden, Santa Fe Gaming Corporation
--------------------------------------------------------------------------------
      4949 North Rancho Drive, Las Vegas, Nevada 89130-3505, (702) 658-4300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 1994
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



--------------------------

    1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Page 1 of 15 Pages)

-------------------                                           ------------------
CUSIP NO.  80190410                    13D                    Page 2 of 15 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Paul W. Lowden
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
      N/A                                                               (b) /  /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          /   /
         N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        4,202,002 (rounded up to the nearest whole share)
                   -------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
    SHARES              0
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        9    SOLE DISPOSITIVE POWER
     EACH               4,202,002 (rounded up to the nearest whole share)
  REPORTING        -------------------------------------------------------------
   PERSON          10   SHARED DISPOSITIVE POWER
    WITH                0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,202,002 (rounded up to the nearest whole share)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      N/A                                                                  /   /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO.  80190410                    13D                    Page 3 of 15 Pages
-------------------                                           ------------------

         This Amendment No. 67 amends and supplements Amendment No. 66 to the
Schedule 13D, dated January 19, 1988 (the "Schedule 13D"), of Mr. Paul W. Lowden, relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of Santa Fe Gaming Corporation (the "Company"), a Nevada corporation, filed pursuant to Rule 13d-2 of Regulation 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company, formerly known as Sahara Gaming Corporation ("Sahara Gaming"), a publicly traded Nevada corporation, is the successor corporation of two affiliates, Sahara Resorts ("Sahara Resorts"), a Nevada corporation, and Sahara Casino Partners. L.P. (the "Partnership"), a Delaware limited partnership, which combined in a business combination in September 1993 (the "Reorganization").

         In September 1993, (i) the Partnership was converted into corporate form through the merger of the Partnership with and into Sahara Gaming (the "Partnership Merger"), as a result of which Sahara Gaming was the surviving entity, and (ii) Sahara Resorts was merged into Sahara Merger Corp. ("Merger Corp."), a Nevada corporation wholly-owned by Sahara Gaming, as a result of which Sahara Resorts was the surviving corporation wholly-owned by Sahara Gaming. At the time of the Reorganization, Sahara Resorts was the holding company for a majority interest in the Partnership and its operations. As a result of the Reorganization, Sahara Gaming succeeded to all of the assets and liabilities of the Partnership and Sahara Resorts and was the successor issuer of Sahara Resorts for purposes of Rule 414 under the Securities Act of 1933, as amended. In 1996, Sahara Gaming changed its name to Santa Fe Gaming Corporation.

Item 1.           SECURITY AND ISSUER.

         The response to Item 1 is hereby amended and restated in its entirety to read as follow:

         "This statement on Schedule 13D relates to the Common Stock of Santa Fe Gaming Corporation, formerly known as Sahara Resorts, with principal executive offices at 4949 North Rancho Drive, Las Vegas Nevada 89130-3505."

Item 2.           IDENTITY AND BACKGROUND.

         The responses to Items 2(a), 2(b) and 2(c) are hereby amended and restated in their entirety to read as follows:

         "(a)     Paul W. Lowden.

         (b)      Santa Fe Gaming Corporation
                  4949 North Rancho Drive
                  Las Vegas, Nevada 89130-3505

-------------------                                           ------------------
CUSIP NO.  80190410                    13D                    Page 4 of 15 Pages
-------------------                                           ------------------

         (c)      President
                  Santa Fe Gaming Corporation
                  4949 North Rancho Drive
                  Las Vegas, Nevada 89130-3505"

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is hereby amended and restated in its entirety to read as follows:

         "Mr. Lowden purchased those shares of Common Stock listed in Item 5(c) below with personal funds. LICO, a Nevada corporation wholly owned by Mr. Lowden, purchased those shares of Common Stock described in Item 5(c) below with funds from general working capital. Mr. and Mrs. Lowden jointly purchased those shares of Common Stock described in Item 5(c) below with personal funds. Mrs. Lowden purchased those shares of Common Stock described in Item 5(c) below which she holds as custodian for Paul W. Lowden, IV, son of Mr. and Mrs. Lowden, with personal funds. Mrs. Lowden also purchased those shares of Common Stock described in Item 5(c) below which she holds as custodian for William Lowden, son of Mr. and Mrs. Lowden, with personal funds."

Item 4.           PURPOSE OF TRANSACTION.

         The response to Item 4 is hereby amended and restated to read in its entirety as follows:

         "Purchases of Common Stock described herein were made for investment purposes only. Mr. Lowden may, from time to time, purchase additional shares of Common Stock in the open market or in privately negotiated transactions.

         Because of his beneficial ownership of 64.11% of the outstanding shares of Common Stock of the Company, Mr. Lowden has the power to initiate a plan or proposal which may result in the occurrence of one or more of the events described in Item 4 of Schedule 13D ("Item 4 Event"). While Mr. Lowden currently has no such plans or proposals, it is conceivable that he could, in the future, develop and implement a plan or proposal which would result in the occurrence of one or more Item 4 Events."

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5 is hereby amended and supplemented to read in its entirety as follows:

         "(a) Mr. Lowden beneficially owns 4,202,002 shares of Common Stock, or 64.11% of the outstanding Common Stock of the Company. Of the 4,202,002 shares beneficially owned by Mr. Lowden, Mr. Lowden has the right to acquire 359,510 of the shares under stock options which have been granted to him pursuant to the Company's employee stock option plan and which are exercisable currently.

------------------                                        ------------------
CUSIP No. 80190410                   13D                  Page 5 of 15 Pages
------------------                                        ------------------

         (b) Mr. Lowden has sole voting and dispositive power with respect to 4,202,002 shares of Common Stock, or 64.11% of the outstanding Common Stock of the Company.

         (c) Prior to the Reorganization, Mr. Lowden beneficially owned approximately 73% of Sahara Resorts and less than 1% of the outstanding units representing economics and certain other rights in the Partnership. In the Reorganization, Mr. Lowden's ownership interests in Sahara Resorts and the Partnership were converted into 2,528,345 shares, or 51%, of the Company's Common Stock. In February 1994, the Company declared a 25% stock dividend with respect to all outstanding Common Stock. Since September 30, 1993, Mr. Lowden has acquired beneficial ownership of 999,007.97 shares of Common Stock through a stock dividend, transfers to Mr. Lowden from a trust account for Mr. Lowden's son, Paul W. Lowden IV, 401(k) purchases, purchases in open market transactions and through grants of employee incentive stock options. These transactions are set forth as follows:



                                         NUMBER OF SHARES
DATE                                     PURCHASED/ACQUIRED                     PRICE PER SHARE
----                                     ------------------                     ---------------
2/25/94                                  627,217                                n/a (1)
8/31/94                                  2,178                                  $6.74 (2)
10/1/93 - 12/31/93                       6.64                                   15.00 (3)
1/1/94 - 3/31/94                         147.02                                 10.00 (3)
4/1/94 - 6/30/94                         127.84                                 8.00 (3)
7/1/94 - 9/30/94                         51.40                                  5.75 (3)
10/1/94 - 12/31/94                       7.62                                   3.84 (3)
2/23/95                                  184.96                                 5.60 (3)
2/23/95                                  1,043.31                               5.60 (3)
3/23/95                                  882.86                                 3.75 (3)
4/3/95                                   186.77                                 5.56 (3)
4/3/95                                   103.87                                 5.56 (3)
4/24/95                                  38.94                                  4.45 (3)
5/8/95                                   40.06                                  4.32 (3)
5/22/95                                  26.85                                  6.45 (3)
5/22/95                                  6.71                                   6.45 (4)
5/22/95                                  6.71                                   6.45 (3)
5/22/95                                  40.28                                  6.45 (3)
5/22/95                                  6.71                                   6.45 (3)
5/30/95                                  6.79                                   6.38 (3)
5/30/95                                  27.15                                  6.38 (3)
6/19/95                                  30.10                                  5.75 (3)
6/19/95                                  7.53                                   5.75 (3)
7/3/95                                   7.87                                   5.50 (3)
7/3/95                                   31.47                                  5.50 (3)
7/10/95                                  31.47                                  5.50 (3)
7/10/95                                  7.87                                   5.50 (3)
7/31/95                                  12.13                                  4.95 (3)
7/31/95                                  3.03                                   4.95 (3)


------------------                                        ------------------
CUSIP No. 80190410                   13D                  Page 6 of 15 Pages
------------------                                        ------------------


                                         NUMBER OF SHARES
DATE                                     PURCHASED/ACQUIRED                     PRICE PER SHARE
----                                     ------------------                     ---------------
10/26/95                                 80,000                                 3.00 (4) (5)
1/29/96                                  106.31                                 4.07 (3)
1/29/96                                  26.58                                  4.07 (3)
2/12/96                                  125.60                                 3.45 (3)
2/12/96                                  31.40                                  3.45 (3)
2/26/96                                  135.43                                 3.20 (3)
2/26/96                                  33.86                                  3.20 (3)
3/11/96                                  130.33                                 3.32 (3)
3/11/96                                  32.58                                  3.32 (3)
3/18/96                                  130.33                                 3.32 (3)
3/18/96                                  32.58                                  3.32 (3)
4/9/96                                   66.11                                  3.20 (3)
4/9/96                                   16.53                                  3.20 (3)
1/20/97                                  329.67                                 1.31 (3)
1/20/97                                  82.42                                  1.31 (3)
2/10/97                                  329.67                                 1.31 (3)
2/10/97                                  82.42                                  1.31 (3)
2/21/97                                  80,000                                 1.50 (6)
2/25/97                                  286.55                                 1.51 (3)
2/25/97                                  71.64                                  1.51 (3)
3/10/97                                  275.60                                 1.57 (3)
3/10/97                                  68.90                                  1.57 (3)
3/24/97                                  313.54                                 1.38 (3)
3/24/97                                  78.38                                  1.38 (3)
4/14/97                                  169.22                                 1.25 (3)
4/14/97                                  42.30                                  1.25 (3)
1/11/98                                  149.20                                 1.45 (3)
1/11/98                                  37.30                                  1.45 (3)
1/21/98                                  116,650                                1.00 (6)
1/25/98                                  78.38                                  2.76 (3)
1/25/98                                  19.59                                  2.76 (3)
2/8/98                                   98.34                                  2.20 (3)
2/8/98                                   24.58                                  2.20 (3)
2/22/98                                  133.13                                 1.63 (3)
2/22/98                                  33.28                                  1.63 (3)
3/8/98                                   110.94                                 1.95 (3)
3/8/98                                   27.73                                  1.95 (3)
3/19/98                                  162,860                                1.00 (6)
4/15/98                                  133.13                                 1.63 (3)
4/15/98                                  33.28                                  1.63 (3)
4/30/98                                  173.07                                 1.25 (3)
4/30/98                                  43.26                                  1.25 (3)


------------------                                        ------------------
CUSIP No. 80190410                   13D                  Page 7 of 15 Pages
------------------                                        ------------------

                                         NUMBER OF SHARES
DATE                                     PURCHASED/ACQUIRED                     PRICE PER SHARE
----                                     ------------------                     ---------------
5/11/98                                  183.34                                 1.18 (3)
5/11/98                                  45.83                                  1.18 (3)
5/26/98                                  150.24                                 1.44 (3)
5/26/98                                  37.56                                  1.44 (3)
6/8/98                                   150.24                                 1.44 (3)
6/8/98                                   37.56                                  1.44 (3)
6/29/98                                  183.34                                 1.18 (3)
6/29/98                                  45.83                                  1.18 (3)
7/7/98                                   91.06                                  1.32 (3)
7/7/98                                   27.31                                  1.32 (3)
1/14/99                                  412.08                                 .50 (3)
1/29/99                                  341.77                                 .63 (3)
2/11/99                                  299.68                                 .69 (3)
2/26/99                                  311.28                                 .69 (3)
3/11/99                                  389.80                                 .56 (3)
3/29/99                                  228.93                                 .94 (3)
                                         ------
Total                                    999,007.97


DATE                                     NUMBER OF SHARES CONTRIBUTED TO LICO   PRICE PER SHARE
----                                     ------------------------------------   ---------------
9/17/96                                  125,000                                n/a (6)
9/30/96                                  125,000                                n/a (6)
                                         -------
Total                                    250,000

----------------------------------------------

(1)   25% stock dividend issued with respect to all outstanding Common Stock.
(2)   Transferred to Mr. Lowden from trust account for Mr. Lowden's son, Paul
      W. Lowden IV.
(3) Mr. Lowden's 401(k) purchases. The purchases are made every three months and, during the time period from October 1, 1993 through December 31, 1994 reflected in these entries, the purchases were reported in the aggregate for the three month period on the statement provided by the Company's plan administrator. The purchase price per share reflects an average price per share for the purchases made during the three month period indicated. Fractional shares listed are the result of allocations of bulk purchases made by the plan administrator.
(4) These shares were canceled and reissued on 2/21/97 and, therefore, have been included only once in the calculation of acquired shares.
(5)   Employee incentive stock options, exercisable currently.
(6)   Contributed to LICO.

------------------                                        ------------------
CUSIP No. 80190410                   13D                  Page 8 of 15 Pages
------------------                                        ------------------


         Mr. Lowden is the 100% shareholder of LICO, which is a shareholder of the Company. Pursuant to Rule 13d-3(a) of the Exchange Act, because of Mr. Lowden's relationship to LICO, Mr. Lowden is deemed to be the indirect beneficial owner of Common Stock purchased by LICO. Since September 30, 1993, LICO acquired 1,130,079 shares of Common Stock through open market transactions, stock dividends, contributions to capital from Mr. Lowden individually, contributions to capital from Mr. and Mrs. Lowden jointly and contributions to capital from Mrs. Lowden individually. During this period of time, LICO also sold 185,000 shares of Common Stock in three open market transactions, as follows:




                                         NUMBER OF SHARES
DATE                                     PURCHASED/ACQUIRED                     PRICE PER SHARE
----                                     ------------------                     ---------------
11/4/93                                  1,000                                  $15.63
11/4/93                                  500                                    15.50
11/4/93                                  500                                    15.38
11/4/93                                  1,000                                  14.88
2/25/94                                  3,630                                  n/a (1)
3/3/94                                   1,000                                  10.75
4/12/94                                  1,000                                  9.88
4/13/94                                  1,000                                  9.63
4/13/94                                  1,000                                  9.50
4/15/94                                  1,000                                  9.13
4/19/94                                  1,000                                  8.50
5/4/94                                   1,000                                  7.75
6/8/94                                   5,000                                  6.63
6/13/94                                  2,000                                  6.13
6/24/94                                  2,000                                  5.38
8/25/94                                  2,000                                  5.50
9/9/94                                   271                                    5.73
11/18/94                                 500                                    4.50
11/18/94                                 4,500                                  4.69
11/30/94                                 5,000                                  4.00
12/9/94                                  1,200                                  3.69
12/9/94                                  800                                    3.63
12/15/94                                 1,000                                  3.63
12/30/94                                 5,000                                  3.31
12/30/94                                 5,000                                  3.25
1/12/95                                  2,000                                  4.75
1/13/95                                  1,000                                  4.75
1/25/95                                  2,000                                  4.38
6/1/95                                   3,000                                  6.00
6/22/95                                  3,000                                  4.88
7/19/95                                  3,000                                  4.75
8/16/95                                  5,000                                  4.38
8/16/95                                  300                                    4.38
8/17/95                                  600                                    4.38


------------------                                        ------------------
CUSIP No. 80190410                   13D                  Page 9 of 15 Pages
------------------                                        ------------------

                                         NUMBER OF SHARES
DATE                                     PURCHASED/ACQUIRED                     PRICE PER SHARE
----                                     ------------------                     ---------------
8/18/95                                  2,100                                  4.38
8/21/95                                  600                                    4.38
8/22/95                                  1,400                                  4.25
8/29/95                                  4,000                                  4.50
8/29/95                                  1,000                                  4.25
9/12/95                                  2,800                                  4.00
9/12/95                                  2,200                                  3.88
11/10/95                                 3,000                                  3.13
11/10/95                                 2,000                                  3.00
11/28/95                                 2,500                                  2.94
11/28/95                                 2,500                                  2.88
3/27/96                                  5,000                                  3.13
5/9/96                                   60,000                                 3.13
5/24/96                                  5,000                                  2.94
9/11/96                                  500                                    2.00
9/17/96                                  125,000                                n/a (2)
9/30/96                                  125,000                                n/a (2)
11/6/96                                  3,400                                  1.75
11/7/96                                  1,600                                  1.63
2/12/97                                  100,000                                1.25
4/17/97                                  10,000                                 1.13
5/27/97                                  10,000                                 1.00
7/7/97                                   2,000                                  .88
7/8/97                                   11,178                                 n/a (2)
7/11/97                                  2,000                                  .88
7/17/97                                  2,000                                  .81
7/17/97                                  5,000                                  .88
7/22/97                                  6,250                                  n/a (3)
10/21/97                                 5,000                                  .75
7/6/98                                   60,000                                 1.00
10/28/98                                 4,000                                  .69
11/2/98                                  800                                    .69
11/4/98                                  200                                    .69
11/4/98                                  100                                    .69
11/5/98                                  4,900                                  .69
11/10/98                                 10,000                                 .69
11/12/98                                 10,000                                 .69
11/17/98                                 89,750                                 .63
11/19/98                                 10,000                                 .63
11/27/98                                 600                                    .56
11/27/98                                 9,000                                  .69
11/30/98                                 4,400                                  .56


------------------                                        -------------------
CUSIP No. 80190410                   13D                  Page 10 of 15 Pages
------------------                                        -------------------

                                         NUMBER OF SHARES
DATE                                     PURCHASED/ACQUIRED                     PRICE PER SHARE
----                                     ------------------                     ---------------
11/30/98                                 20,000                                 .50
12/1/98                                  5,000                                  .44
12/1/98                                  5,000                                  .44
12/1/98                                  1,000                                  .38
12/2/98                                  1,600                                  .38
12/2/98                                  4,000                                  .38
12/3/98                                  3,400                                  .38
12/4/98                                  5,000                                  .38
12/7/98                                  5,000                                  .38
12/18/98                                 3,000                                  .44
12/18/98                                 200                                    .38
12/21/98                                 1,300                                  .38
12/22/98                                 3,100                                  .38
12/23/98                                 1,200                                  .38
12/23/98                                 400                                    .38
12/24/98                                 400                                    .38
12/28/98                                 100                                    .31
12/28/98                                 5,000                                  .31
12/28/98                                 400                                    .38
12/29/98                                 400                                    .31
12/30/98                                 4,500                                  .31
1/29/99                                  13,300                                 .50
2/2/99                                   1,500                                  .63
2/2/99                                   5,000                                  .50
2/2/99                                   5,000                                  .50
2/3/99                                   1,800                                  .63
2/3/99                                   1,000                                  .63
2/4/99                                   2,000                                  .69
2/4/99                                   5,000                                  .75
2/4/99                                   1,500                                  .75
2/4/99                                   3,000                                  .75
2/5/99                                   5,000                                  .69
2/5/99                                   3,000                                  .69
2/8/99                                   2,800                                  .63
2/9/99                                   800                                    .63
2/10/99                                  1,000                                  .63
2/11/99                                  1,100                                  .63
2/11/99                                  400                                    .63
2/16/99                                  3,900                                  .63
2/16/99                                  14,900                                 .63
2/17/99                                  9,900                                  .63
2/17/99                                  5,000                                  .56


------------------                                        -------------------
CUSIP No. 80190410                   13D                  Page 11 of 15 Pages
------------------                                        -------------------

                                         NUMBER OF SHARES
DATE                                     PURCHASED/ACQUIRED                     PRICE PER SHARE
----                                     ------------------                     ---------------
2/18/99                                  10,000                                 .63
2/22/99                                  1,800                                  .56
2/23/99                                  3,200                                  .56
2/24/99                                  6,000                                  .63
2/25/99                                  1,000                                  .50
2/25/99                                  1,000                                  .56
2/26/99                                  5,000                                  .56
3/2/99                                   1,500                                  .50
3/2/99                                   16,000                                 .56
3/3/99                                   1,000                                  .56
3/3/99                                   29,400                                 .56
3/4/99                                   1,900                                  .56
3/8/99                                   500                                    .63
3/9/99                                   3,800                                  .63
3/10/99                                  200                                    .63
3/11/99                                  1,600                                  .63
3/11/99                                  5,000                                  .63
3/11/99                                  5,000                                  .63
3/11/99                                  500                                    .63
3/12/99                                  1,500                                  .63
3/16/99                                  3,500                                  .63
3/18/99                                  4,000                                  .81
3/18/99                                  6,300                                  .81
3/22/99                                  4,300                                  .88
3/23/99                                  2,200                                  .88
3/23/99                                  3,300                                  .94
3/24/99                                  3,500                                  .88
3/25/99                                  600                                    .81
3/25/99                                  5,000                                  .88
3/26/99                                  1,800                                  .81
3/29/99                                  2,300                                  .81
3/30/99                                  100                                    .81
3/31/99                                  200                                    .81
3/31/99                                  14,600                                 .50
4/1/99                                   1,000                                  .63
5/3/99                                   5,000                                  .75
5/3/99                                   2,500                                  .69
5/3/99                                   5,000                                  .56
5/3/99                                  15,000                                  .44
5/4/99                                   1,500                                 1.13
5/4/99                                   2,500                                 1.06
5/4/99                                  12,500                                 1.00
5/6/99                                   2,000                                 1.00
5/6/99                                   3,000                                  .94
5/13/99                                  1,000                                  .75
                                         ------------
Total                                    1,130,079



---------------------------------------------

(1)      25% stock dividend issued with respect to all outstanding Common Stock.
(2)      Contributed to the capital of LICO by Mr. and Mrs. Lowden.
(3)      Contributed to the capital of LICO by Mrs. Lowden.

----------------------------                        ---------------------------
CUSIP No.    80190410                  13D          Page    12    of   15 Pages
----------------------------                        ---------------------------

DATE            NUMBER OF SHARES SOLD        PRICE PER SHARE
----            ---------------------        ---------------
12/27/96        100,000                      $1.25
12/30/97        60,000                       0.69
12/28/98        25,000                       0.38
                ------
Total           185,000

         Since September 30, 1993, Mr. Lowden and his wife, Suzanne Lowden, jointly acquired 1,800 shares of Common Stock as a result of a stock dividend, jointly acquired 2,178 shares of Common Stock from the trust for their son, Paul W. Lowden IV, and jointly contributed 11,178 shares of Common Stock (including the 3,978 shares previously acquired) to the capital of LICO, as follows:

                NUMBER OF SHARES
DATE            PURCHASED/ACQUIRED           PRICE PER SHARE
----            ---------------------        ---------------
2/25/94         1,800                        n/a(1)
8/31/94         2,178                        $6.74(2)
                -----
Total           3,978


                NUMBER OF SHARES
DATE            CONTRIBUTED TO LICO          PRICE PER SHARE
----            ---------------------        ---------------
7/8/97          11,178                       n/a(3)

----------------
(1) 25% stock dividend issued with respect to all outstanding Common Stock.

(2) Transferred from the trust for Paul W. Lowden IV to Paul and Suzanne Lowden's joint account.

(3) Contributed to the capital of LICO from Mr. and Mrs. Lowden's joint account. Includes the 1,800 shares and 2,178 shares previously acquired.

         Since September 30, 1993, Mr. Lowden's wife, Suzanne Lowden, individually acquired 2,904 shares of Common Stock as a result of a stock dividend and in open market transactions and contributed to the capital of LICO 6,250 shares of Common Stock, as follows:

                NUMBER OF SHARES
DATE            PURCHASED/ACQUIRED           PRICE PER SHARE
----            ---------------------        ---------------
2/25/94         850                          n/a (1) (2)
2/25/94         54                           n/a (1)
3/7/94          1,000                        $10.63 (2)
5/10/94         1,000                        8.63 (2)
                -----
Total           2,904

----------------------------                        ---------------------------
CUSIP No.    80190410                  13D          Page    13    of   15 Pages
----------------------------                        ---------------------------

                NUMBER OF SHARES
DATE            CONTRIBUTED TO LICO          PRICE PER SHARE
----            ---------------------        ---------------
7/22/97         6,250                        n/a (2)
                -----
Total           6,250

----------------
(1) 25% stock dividend issued with respect to all outstanding Common Stock.

(2) Contributed to the capital of LICO.

Mr. Lowden disclaims beneficial ownership of such shares.

         Since September 30, 1993, Mrs. Lowden, as custodian for Mr. and Mrs. Lowden's son, Paul W. Lowden IV, acquired 425 shares of Common Stock through a stock dividend, as follows:

                NUMBER OF SHARES
DATE            PURCHASED/ACQUIRED           PRICE PER SHARE
----            ---------------------        ---------------
2/25/94         425                          n/a  (stock dividend)

Mr. Lowden disclaims beneficial ownership of such shares.

         Since September 30, 1993, Mrs. Lowden, as custodian for Mr. and Mrs. Lowden's son, William Lowden, acquired 1,679 shares of Common Stock as a result of a stock dividend and in open market transactions, as follows:

                NUMBER OF SHARES
DATE            PURCHASED/ACQUIRED(1)        PRICE PER SHARE
----            ---------------------        ---------------
2/25/94         179                          n/a (1)
3/8/94          500                          $10.75
4/11/94         500                          9.88
5/6/96          500                          8.13
                ---
                1,679

-------------
(1)  25% stock dividend issued with respect to all outstanding Common Stock.

Mr. Lowden disclaims beneficial ownership of such shares.

         (d) Suzanne Lowden has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 271 shares of Common Stock registered in her name, as well as 2,125 shares of Common Stock registered in her name as custodian for Mr. and Mrs. Lowden's son, Paul W. Lowden, IV, and 2,396 shares of Common Stock registered in her

----------------------------                        ---------------------------
CUSIP No.    80190410                  13D          Page    14    of   15 Pages
----------------------------                        ---------------------------

name as custodian for Mr. and Mrs. Lowden's son, William Lowden. Mr. Lowden disclaims beneficial ownership of such shares.

         (e)      Not Applicable."

----------------------------                        ---------------------------
CUSIP No.    80190410                  13D          Page    15    of   15 Pages
----------------------------                        ---------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 67 to Schedule 13D is true, complete and correct.

Dated:  May 17, 1999

                                                  By: /s/ Paul W. Lowden
                                                      -----------------------
                                                       Paul W. Lowden